Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    March    2003



                         GLOBALTEX INDUSTRIES INC.
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________








FOR IMMEDIATE RELEASE

GLOBALTEX INDUSTRIES INC. ANNOUNCES
ACQUISITION AGREEMENT TO ACQUIRE 100%
OF WILLOW CREEK COAL PROJECT,
NEW MANAGEMENT,
DEVLOPMENT PLAN UPDATE AND
NAME CHANGE TO PINE VALLEY MINING CORP.

VANCOUVER, BRITISH COLUMBIA, March 10, 2003 - Globaltex Industries Inc. (TSX-VE : GTX; NASD OTC: GBTXF) wishes to announce the culmination of a series of events anticipated to significantly boost the development potential of the Willow Creek Project in northeastern British Columbia. Events include:
1) an agreement to acquire Mitsui Matsushima Canada Ltd.'s ("Mitsui
   Matsushima")
2) interest in the Willow Creek Joint Venture taking Globaltex's interest in the Willow Creek Project to 100%;
3) the appointment of a new Chief Executive Officer and a Vice President for the Willow Creek Project;
4) a private placement;
5) a development plan update aimed at achieving production at Willow Creek;and
6) implementation of the name change to Pine Valley Mining Corp.

Globaltex intends to press forward with a pre-development plan that, by this summer, will enable the Company to prepare for the further development of the Willow Creek Project. Production at Willow Creek is anticipated to commence at a rate of at least 900,000 tonnes per year during the quarter ending December 2003. The Company anticipates generating substantial positive cash flows to fund further development of the Project.


Development Plan Update

Globaltex plans to institute an aggressive pre-development effort over the coming weeks to finalize the mine plan and achieve the following items:
1) determine the optimal equipment configuration;
2) complete design work on mine infrastructure;
3) solicit bids for mine construction work;
4) determine whether to owner-operate or contract mine; and
5) negotiate rail and port arrangements with appropriate service providers.

In conjunction with the above effort the Company will seek financing:
1) for the acquisition of Mitsui Matsushima's one third interest in the Joint Venture as described in more detail below; and
2) to finance the development of the Willow Creek Project.

Development of the Willow Creek Project to an output level of at least 900,000 tonnes per year is anticipated to be a two-stage process:

Stage 1 - First stage development is planned to include the construction of a raw coal operation during the summer and fall of 2003. Development would include a major extension to the existing rail spur to enable loading of unit trains, the installation of an automated rail loading system, construction of raw coal stockpiling and crushing facilities, construction of initial workshops and offices, haul road upgrades, pit development work and land acquisitions.

Stage 2 - Second stage development would occur during the summer construction period of 2004 and include the installation of a coal preparation plant next to the rail siding and construction of additional ancillary infrastructure.

Work performed to date suggests that up to 1.0 million tonnes of very low strip ratio coal (estimated at 1.8:1) in the Peninsula Pit can be mined and sold on a raw coal basis without incurring material coal dilution or recovery problems. Successful trial cargoes producing 85,000 tonnes of raw coal were completed in 2002 from the Peninsula Pit. The Company's current plan is to commence mining in this area and then move into more steeply dipping coal measures within the Willow Central and Willow North areas thereafter. Construction of a coal preparation plant is planned to coincide with the move to the Willow Central and Willow North areas.

Initial coal sales will be targeted at the low volatile pulverized coal injection ("PCI") market. However, installation of the coal preparation plant and access to additional, higher quality coal seams may allow the mine to produce a proportion of higher quality coking coals. The low volatile PCI market remains one of the more robust seaborne traded coal markets at the present time. Demand continues to grow as customers improve their blast furnace technologies and look for means to further substitute PCI product for coke made from higher cost coking coals.

Willow Creek has the potential to produce a PCI product that is in line with, or better than, most of the benchmark PCI products being produced from the world's current primary sources, including the Bowen Basin in Queensland, Australia. Customers were pleased with the Willow Creek product sold during the trial shipments from the mine in 2001 and 2002 and Globaltex believes that the product will receive good customer acceptance. An aggressive marketing effort will commence during the Project pre-development phase and the Company anticipates having initial coal sales contracts in place ahead of full production in the quarter ending December 2003.

Funding for the pre-development effort will come from the private placement announced today (see details below). The cost to complete Stage 1 development, including pre-development work, the cost of purchasing Mitsui's interest and financing costs, is currently estimated at approximately CDN$22 million. The Company will immediately begin a process to raise the remaining CDN$21 million of funds estimated for Stage 1 development. Management intends to explore both debt and equity financing and combinations thereof. The pre-development phase is anticipated to take some 3 to 5 months and, subject to commitment and financing, with construction commencing immediately thereafter. Construction and mobilization is estimated at a further 3-5 months enabling possible first production during the quarter ending December 2003. The mine is then forecast to reach the initial design capacity during its first full quarter of production and should be materially earnings positive from that time.

Development of Stage 2 is currently estimated to cost a further CDN$11 million. Management's existing plan envisages that this stage of development be funded from surplus project cash flows. Initial production costs have the potential to be substantially lower than the mine life average due to a combination of lower strip ratio coal and the sale of unwashed product. This, management believes, may generate sufficient surplus cash to fund the development of Stage 2.

Willow Creek has a proven reserve of some 15 million tonnes of raw coal. This is sufficient to justify an output level of some 900,000 tonnes to 1.5 million tonnes per year. In addition, there are identified resources in the nearby area to significantly augment both the proven reserves and annual production level in the future.
......
Acquisition of Mitsui Matsushima's Interest in Willow Creek
Falls Mountain Coal Inc. ("Falls Mountain"), a wholly owned subsidiary of Globaltex, has entered into a binding Sale & Purchase Agreement to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture. Purchase of the Joint Venture Interest is subject to regulatory approvals and financing of both the acquisition and development of the Willow Creek Project. Falls Mountain will own 100% of the Willow Creek Project following the acquisition.

Consideration to Mitsui Matsushima for the purchase of their one-third interest is a sum of CDN$6,000,000 payable in cash at closing. Closing of the transaction must occur prior to December 10, 2003 or else the agreement to sell terminates. Mitsui Matsushima will retain its Joint Venture Interest until such time as the transaction closes and will continue to play a valuable consultative role during that time.

Falls Mountain will have a contingent obligation to pay Mitsui Matsushima a break-up fee of CDN$500,000 in the event that the purchase cannot be consummated due to an inability to secure the necessary financing. Globaltex will guarantee Falls Mountain's obligations under the Sale & Purchase Agreement and will pledge its shares in Falls Mountain to secure the break-up fee. Falls Mountain retains the right at any time to replace the share pledge with cash security. No break-up fee is payable if the purchase takes place.

The Joint Venture participants have been in discussions for several months on the most appropriate way to fast-track the development of the Willow Creek Project and it was concluded that this could best be achieved by a purchase of Mitsui Matsushima's Joint Venture Interest by Falls Mountain. Globaltex wishes to thank Mitsui Matsushima for the support and participation that it has provided to the Willow Creek Project since it became involved in 1996, and hopes that there will be other opportunities for the two companies to work together in the future.

Management & Board Changes
The Board of Globaltex will institute a series of management and board changes as part of its effort to expedite a development decision on the Willow Creek Project.

Richard Palmer will be appointed Chief Executive Officer of Globaltex under a three-year contract. Mr Palmer has been assisting Globaltex with its Willow Creek development efforts in a consultative role since October 2002. His most recent role, prior to joining Globaltex, was as Vice President of Business Development at Peabody Energy Corporation, the world's largest private sector coal company. Some of his business development milestones include the acquisition of the Moura mine from BHP Mitsui Coal in 1999, the sale of Peabody's Australian coal assets to Coal & Allied Industries Ltd in 2001 and the purchase of Allied Queensland Coalfields Ltd from Mirant in 2002. Mr.Palmer has a strong track record in resources business development both in North America and Australia, and also has experience as a resource analyst and within corporate finance investment banking. Mr. Palmer will be nominated for a position on the Board of Directors at the Company's next Shareholders Meeting and will be based in Sydney, Australia. He will also act as Corporate Secretary .. His appointment highlights the international nature of the Company going forward and the recognition that the principal customer base for Willow Creek coal will come from the Asia-Pacific region. Mr. Palmer's qualifications include a Bachelor of Engineering, Mining (Hons) from the University of Sydney and an MBA from the Australian Graduate School of Management.

Mark Fields will step down as Chief Executive Officer of Globaltex but will remain as President, a director of the Board and continue to play an integral part within the Company in an executive role. In his new role, Mr. Fields will report to the new Chief Executive Officer, continue responsibility for day -to-day operation of the Vancouver office and provide support services to the main development effort at Willow Creek. Mr. Fields has extensive experience in the acquisition, exploration and development of a variety of mineral deposit types.In 1999 he was a member of the management team which participated in the sale of La Teko Resources Ltd to Kinross Gold Corporation. Mr. Fields, in addition to this other duties, will pursue a focused effort aimed at unlocking the value of the Company's Indin Lake gold asset.

Mark Smith will assume the role of Chairman of the Board. Mr. Smith has been on the Board of Globaltex since 2002 and is the Company's single largest shareholder. He is the President of Oakwood Laboratories L.L.C., a pharmaceutical development company located in the USA. Mr. Smith is a graduate of Harvard University and has an MBA from Stanford University. Mr. Smith's presence as Chairman and director will assist in streamlining the decision making process for the Willow Creek Project development.

The Board also wishes to announce the appointment of Mr. Graham Mackenzie to a new position, Vice President - Willow Creek. The aim of this role is to focus the Company's development efforts on the Willow Creek Project. Mr. Mackenzie, currently Project Director of Peabody Coaltrade Australia, has agreed to take up this role under a two-year contract. Mr. Mackenzie has extensive technical and operating experience within the coal industry. In June 2000, Mr. Mackenzie was appointed Mine Manager of the Bengalla Mine in the Hunter Valley, Australia and was instrumental in implementing the rapid expansion of mine capacity up to 6.5Mtpa. Additionally, Mr. Mackenzie has solid experience in technical planning, equipment evaluation and coal preparation plant management and process change. Mr. Mackenzie will report to the CEO and be based at the Willow Creek minesite. He will be responsible for the technical evaluation and subsequent management of the Willow Creek Project development. Mr. Mackenzie's qualifications include a Bachelor of Engineering, Civil from the Swinburne Institute of Technology and a New South Wales Coal Mine Managers Certificate of Competency, Open-Cut Mines.

Globaltex hopes to announce further additions to the management team and Board over the coming months as the Willow Creek Project development plans progress.

Private Placement of New Equity
Globaltex has arranged a private placement for CDN$1,100,000 to issue 5,500,000 units at a price of CDN$0.20 per unit, each unit consisting of one common share and one warrant. Each warrant will entitle the holder to purchase one common share in the Company for CDN$0.23 if exercised within one year or CDN$0.27 if exercised during the second year. A finder's fee totalling $131,500 will be payable to LOGG Investment Research Inc. (Thomas O'Brien), an arm's length party, in connection with the financing and the engagement of Richard Palmer. Subject to the acceptance of the TSX Venture Exchange, this finder's fee may be satisfied by the issuance of 657,500 Common shares of the Company at a price of $0.20 per share.

The funds raised through the private placement will predominantly be used to fund the ongoing pre-development work for the Willow Creek Project and for general working capital.

Mr. Palmer and close associates will take up at least 3,520,000 units in the private placement and Mr. Mackenzie will take up at least 880,000 of the units. These shares will be subject to certain stand still provisions.

Option Issue
As part consideration for electing to take up employment with Globaltex, Mr. Palmer and Mr. Mackenzie have been granted options to purchase common shares of Globaltex at a price of CDN$0.20 per common share for a term of five years. Mr. Palmer will receive 1,500,000 options and Mr. Mackenzie will receive 700,000 options. Allocation of these options is subject to acceptance by the TSX Venture Exchange.

Name Change to Pine Valley Mining Corp.
The Company will now proceed to implement a name change to Pine Valley Mining Corp. as approved by the shareholders at the last annual general meeting.

GLOBALTEX INDUSTRIES INC.

"Mark Fields"....................
Mark Fields, P.Geo., B.Comm.
President
###
Contacts:
Mark Fields.............................      .Richard Palmer
President.............................        .Chief Executive Officer
(604) 682-4678..............................   011- 614-3947-3742
Vancouver, British Columbia, Canada........... or within Australia 0439-473-742
markfields@radiant.net.........................Sydney, Australia
..................................            ..rpalmer64@aol.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 25, 2002 and the Company's Annual Information Form dated January 24, 2003.

GLOBALTEX INDUSTRIES INC.










                              Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                              Globaltex Industries Inc.

Date:     March 10, 2003                     " Mark Fields "
                                               President